FORM 15

   [Adopted in Release No. 34-20784 ( 83,508), March 22, 1984,
            effective March 30, 1984, 49 F.R. 12688.]

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                            FORM 15
  Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or
 Suspension of Duty to File Reports Under Sections 13 and 15(d)
             of the Securities Exchange Act of 1934.

                         Commission File Number
               SRI Receivables Purchase Co., Inc.
     (Exact name of registrant as specified in its charter)

                       10201 S. Main St.,
                      Houston, Texas 77025
                 Telephone No.:  (713) 667-5601
       (Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

                      12.5% Series B Notes
    (Title of each class of securities covered by this Form)

                              N/A
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please   place  an  X  in  the  box(es)  to  designate   the
appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)  [ ]       Rule 12h-3(b)(1)(ii)  [ ]
  Rule 12g-4(a)(1)(ii)  [ ]        Rule 12h-3(b)(2)(i)  [ ]
   Rule 12g-4(a)(2)(i)  [ ]       Rule 12h-3(b)(2)(ii)  [ ]
  Rule 12g-4(a)(2)(ii)  [ ]                 Rule 15d-6  [ ]
   Rule 12h-3(b)(1)(i)  [X]

     Approximate  number  of  holders  of  record   as   of   the
certification or notice date:   0


     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 19, 2000             BY:/s/James A. Marcum
                                   Name:  James A. Marcum
                                   Title: Vice Chairman and
Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities
Exchange  Act  of  1934.   The registrant  shall  file  with  the
Commission  three  copies  of Form 15,  one  of  which  shall  be
manually  signed.   It  may  be  signed  by  an  officer  of  the
registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.